UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                             ASA INTERNATIONAL LTD.
                             ----------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   001912 20 3
                                   -----------
                                 (CUSIP Number)

                                  ------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]     Rule 13d-1(b)
[ ]     Rule 13d-1(c)
[X]     Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

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1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Alfred C. Angelone

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2.       Check the Appropriate Box if a Member of a Group (See Instructions).

         (a) [ ]
         (b) [ ]

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CUSIP NO. 001912 20 3             SCHEDULE 13G                 PAGE 2 OF 5 PAGES
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3.       SEC Use Only.

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4.       Citizenship or Place of Organization.

         United States

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                   5.    Sole Voting Power.

                         380,909 (includes 107,500 shares underlying options exercisable within the next sixty (60) days)

                   -------------------------------------------------------------
                   6.    Shared Voting Power.

Number of                357,334 (The reporting person holds an approximately
Shares                   1.17% interest an investment partnership that holds
Beneficially             357,334 shares. Under SEC rules the reporting person
Owned by                 may be deemed to beneficially own all 357,334 shares.
Reporting                The reporting person disclaims beneficial ownership
Person With              with respect to 353,163 of such shares for all other
                         purposes.)

                   -------------------------------------------------------------
                   7.   Sole Dispositive Power.

                        380,909 (includes 107,500 shares underlying options exercisable within the next sixty (60) days)

                   -------------------------------------------------------------
                   8.   Shared Dispositive Power.

                        357,334 (The reporting person holds an approximately 1.17% interest an investment partnership that holds 357,334 shares. Under SEC rules the reporting person may be deemed to beneficially own all 357,334 shares. The reporting person disclaims beneficial ownership with respect to 353,163 of such shares for all other purposes.)

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9.       Aggregate Amount Beneficially Owned by Each Reporting Person.

         385,080 (excludes 353,163 shares as to which beneficial interest is disclaimed herein)

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10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
          Instructions).

          [X]
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CUSIP NO. 001912 20 3             SCHEDULE 13G                 PAGE 3 OF 5 PAGES
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11.      Percent of Class Represented by Amount in Row (9).

         16.7%

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12.      Type of Reporting Person (See Instructions).

         IN

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ITEM 1.

         (a)   Name of Issuer

               ASA International Ltd.

         (b)   Address of Issuer's Principal Executive Offices

               10 Speen Street, Framingham, Massachusetts 01701

ITEM 2.

         (a)   Name of Persons Filing

               Alfred C. Angelone

         (b)   Address of Principal Business Office or, if none, Residence

               10 Speen Street, Framingham, Massachusetts 01701

         (c)   Citizenship

               United States

         (d)   Title of Class of Securities

               Common Stock, $.01 par value


         (e)   CUSIP Number

               001912 20 3

ITEM 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

               Not Applicable.
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CUSIP NO. 001912 20 3             SCHEDULE 13G                 PAGE 4 OF 5 PAGES
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ITEM 4.        Ownership.

         (a)   Amount Beneficially Owned.

               380,909 (includes 107,500 shares underlying options exercisable within the next sixty (60) days and 4,171 shares held in an investment partnership)

         (b)   Percent of Class.

               16.7%

         (c)   Number of shares as to which such person has:

               (i)      sole power to vote or direct the vote

                        380,909 (includes 107,500 shares underlying options exercisable within the next sixty (60) days)

               (ii)     shared power to vote or to direct the vote

                        357,334 (The reporting person holds an approximately 1.17% interest an investment partnership that holds 357,334 shares. Under SEC rules the reporting person may be deemed to beneficially own all 357,334 shares. The reporting person disclaims beneficial ownership with respect to 353,163 of such shares for all other purposes.)

               (iii)    sole power to dispose or to direct the disposition of

                        380,909 (includes 107,500 shares underlying options exercisable within the next sixty (60) days)

               (iv)     shared power to dispose or to direct the disposition of

                        357,334 (The reporting person holds an approximately 1.17% interest an investment partnership that holds 357,334 shares. Under SEC rules the reporting person may be deemed to beneficially own all 357,334 shares. The reporting person disclaims beneficial ownership with respect to 353,163 of such shares for all other purposes.)

ITEM 5.        Ownership of Five Percent Or Less of a Class.

               Not Applicable.

ITEM 6.        Ownership Of More Than Five Percent on Behalf of Another Person.

               Not Applicable.
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CUSIP NO. 001912 20 3             SCHEDULE 13G                 PAGE 5 OF 5 PAGES
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ITEM 7.        Identification and Classification of the Subsidiary Which
               Acquired the Security Being Reported on by the Parent Holding Company.

               Not Applicable.

ITEM 8.        Identification and Classification of Members of the Group.

               Not Applicable.

ITEM 9.        Notice of Dissolution of Group.

               Not Applicable.

ITEM 10.       Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        February 12, 2004
                                        -----------------
                                        Date



                                        /s/ Alfred C. Angelone
                                        ----------------------
                                        Signature



                                        Alfred C. Angelone
                                        ------------------
                                        Name/Title